May 25, 2015 (As Amended)

Mr. Sidney S.L. Chan
23H Block III Riviera Garden
Tsuen Wan, New Territories
Hong Kong

Dear Mr. Chan,

Re: Chief Executive Officer

The purpose of this letter is to confirm our mutual understanding of the terms and conditions under which you serve and will continue to serve, as Chief Executive Officer of ALR Technologies Inc. ("ALRT" or the "Company").

1.0 Appointment of Chief Executive Officer

1.1 ALRT is pleased to confirm the continuation of your appointment as Chief Executive Officer of ALRT with all attendant duties and responsibilities. Your duties as Chief Executive Officer will be as agreed between you and the Board of Directors of ALRT from time to time.

1.2 This Agreement will be effective as of February 10, 2015 (the "Effective Date").

2.0 Providing Consulting Services to the Company

2.1 It is the intention of the Company to continue to maintain an office in the United States. Although your services will be rendered primarily outside of the United States, the Company will pay out of pocket expenses associated with (i) obtaining, and renewing as necessary the necessary visa to work to the extent necessary in the United States and (ii) providing consulting services for the Company in the United States.

3.0 Compensation

You will be entitled to the following compensatory benefits:

3.1 consulting fee of US$240,000 per annum paid in equal monthly instalments in the amount of US$20,000 commencing on the Effective Date. You authorize ALRT to deduct from any payment due to you at any time, including payments with respect to the termination of this Agreement, any amounts owed by you by reason of purchases, advances or loans or in recompense for damage to or loss of ALRT's property.

3.2 five weeks of paid vacation per annum

3.3 supplemental health Insurance for yourself and any dependents

3.4 a monthly car allowance of $US800

3.5 club memberships of your choice

4.0 Your obligations to ALRT

4.1 You agree that you will comply with ALRT policies as amended from time to time.

4.2 In the course of your duties you will obtain knowledge of ALRT matters of a technical or a business nature that are confidential such as know-how, trade secrets, secret business information, plans, data, processes, techniques, customer information, inventions, discoveries, patterns, devices etc., but specifically excluding (i) such information and skills generally known in ALRT's trade and business, (ii) information made public by ALRT or generally of a public nature and (iii) knowledge of ALRT not constituting a trade secret (the "Confidential Information"}. You agree that such Confidential Information shall not be disclosed to anyone outside the employment of ALRT (whether as an employee, independent contractor, or otherwise) without the express written authorization of ALRT.

4.3 You acknowledge that, by reason of your agreement to provide services to ALRT, you will acquire certain skills, knowledge and experience, as well as contacts with customers of ALRT and other employees who are engaged in the business of ALRT. As a consequence, you agree that, during the performance of the services subject to this Agreement, you will not, for any reason, either directly or indirectly, as an individual or a partner or joint venturer or as an employee, principal, consultant, agent, shareholder, officer, director or representative of any person, association, organization or in any manner:

a. solicit, service, obtain or accept orders for products or services competitive with those of ALRT from any of ALRT's actual or prospective customers;

b. commence, engage or participate in any business competitive with that of ALRT within the geographic area in which ALRT does business;

c. solicit, divert, take away, interfere with, or attempt to induce any employee or agent of ALRT to leave his/her employ or other relationship with ALRT in order to participate in any business competitive with ALRT; or

d. take any active steps whatsoever to commence any competitive business, or to join any person or entity concerned with, engaged, or interested in a business which is the same as or competitive with the business of ALRT.

4.4 You acknowledge and agree that without prejudice to any and all other rights of ALRT, in the event of your violation of any of the covenants contained in this Agreement, an injunction seeking the specific performance of this Agreement or to enjoin you from performing acts prohibited by this Agreement will be the only effective remedy to protect ALRT's rights and property.

5.0 Termination for Cause

5.1 Your appointment as Chief Executive Officer and your consultancy may be terminated by ALRT at any time for Cause or Material Breach, by written notice from ALRT to you of such termination.

5.2 As used in this Agreement "Cause" means:

5.2.1 any act of fraud, misappropriation, embezzlement or like act of dishonesty;

5.2.2 gross misconduct, misfeasance or malfeasance in connection with the services performed by you pursuant to this Agreement. which shall include absolute neglect of duty, gross negligence, disloyalty, unnecessarily endangering, damaging or destroying life or property, or similar conduct injurious to the business of ALRT;

5.2.3 behaviour which adversely reflects on the reputation of ALRT, such as substance abuse, public intoxication, conviction of a felony involving moral turpitude, or acts of similar magnitude.

5.3 As used in this Agreement "Material Breach" means material neglect by you of your duties and obligations under, or a material breach by you of the provisions of, this Agreement, which neglect or breach continues for a period of thirty (30) days after you are given written notice specifying in detail the breach, and an opportunity to cease or cure such neglect or breach.

6.0 Termination without Cause

6.1 ALRT may terminate your appointment as Chief Executive Officer and your consultancy at any time without cause by providing written notice to you, specifying that the termination is "without Cause". The termination will be effective thirty (30) days after delivery of the notice to you, or at any later time specified in the notice.

7.0 Termination by You

7.1 You may terminate this Agreement by providing ALRT with thirty (30) days prior written notice. ALRT may elect to waive the requirement that you provide notice, in which case, this Agreement would end forthwith.

7.2 If this Agreement is terminated by you as a result of a Constructive Termination by ALRT, then for all purposes this Agreement shall be considered to have been terminated without cause by ALRT pursuant to Section 6.1 above. For purposes of this Agreement, "Constructive Termination' shall mean:

7.2.1 Any material change or re-assignment of your functions, duties, responsibilities or title by ALRT which would result in your position with ALRT having less dignity, responsibility, importance or scope than the position described in this Agreement;

7.2.2 Any breach or default by ALRT or of the terms of this Agreement, which breach or default is not ceased or cured within thirty (30) days or written notice from you specifying such breach; or

7.2.3 The failure of ALRT to pay you as and when due the compensation required by the terms of this Agreement.

8.0 Indefinite Term

8.1 This Agreement shall be in effect for an indefinite term, subject to termination in accordance with the provisions hereof.

9.0 ALRT Options

9.1 You will continue to be eligible for the grant of options from time to time by the Board of Directors. Unless specified otherwise at the time of any option grant the options will expire five years after the effective date of the grant.

9.2 Payment of the option purchase price will remain your responsibility. ALRT agrees that if the outstanding shares of common stock of ALRT are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of ALRT through reorganization, recapitalization, reclassification, stock dividend, stock split, amendment to the Company's organizational documents or reverse stock split, an appropriate adjustment will be made in the number and/or kind of securities allocated to any options granted, without change in the aggregate purchase price applicable to the unexercised portion of the options, but with a corresponding adjustment in the price for each share or other security then covered by the options. This section will not apply to any sale of stock for value by ALRT or to any other transaction in which ALRT received new consideration. In case of any disagreement as to any adjustment to be made the decision of the auditors of the Company shall be binding on both parties.

9.3 In the event this Agreement is terminated by ALRT for Cause, or voluntarily by you, all vested and unexercised options will remain exercisable by you at any time prior to expiration of the option term. Any unvested options as of the effective date of such termination will be cancelled.

9.4 In the event that this Agreement is terminated by ALRT without Cause, or as a result of a Constructive Termination by ALRT, all of the remaining unvested options will become immediately vested and exercisable. You may exercise any remaining options at any time prior to expiration of the option term.

9.5 In the event of your death or disability all the remaining unvested options will become immediately vested and exercisable. Your executor or other personal representative may exercise any remaining options at any time prior to expiration of the option term.

10.0 Severance Benefits

10.1 In the event this Agreement is terminated by ALRT without Cause or as a result of a Constructive Termination by ALRT, you will be entitled to severance benefits consisting of a lump sum payment equal to twenty-four (24) month's consultancy fees and a continuation of the other benefits as outlined in the contract for a period of twenty-four (24) months from the effective date of termination.

Within 5 days of any termination of Sidney Chan by ALR for any reason, the Company will repay all loans, operating lines of credit and other debt facilities, plus accrued interest owed to Sidney Chan, his spouse and their family, unless Sidney Chan waives the requirement in the form of written notice delivered Board of Directors of the Company.

Any options unexercised remain in good standing under the terms and conditions of the option agreement immediately prior to the termination for option outstanding to Sidney

Chan and his spouse, including those issued pursuant to debt facilities provided by Sidney Chan and his spouse.

11.0 Incentive Compensation

11.1 The Company agrees to pay you a lifetime commission of 1.0% of net sales (defined as gross sales revenues less discounts) based on the sales of ALRT Products, whether occurring during or after the term of this Agreement, sold by ALRT or any entity deriving its rights, directly or indirectly, to offer or sell such products or services from ALRT. For the purposes hereof "ALRT Products" means any and all products and services of the nature or kind for which ALRT or any of its subsidiaries receive revenues derived, directly or indirectly, from such products or services.

12.0 Sale Transaction

12.1 In the event of a Sale Transaction you and ALRT will enter into a non-compete agreement, in form and substance reasonably acceptable to the Company. In consideration of the non-compete agreement you will receive a lump sum payment at the closing of any Sale Transaction calculated on the amount of the Sale Price as follows:

From	To	Participation
$0	$ 24,999,999	2% plus
$25,000,000	$ 49,999,999	3% plus
$50,000,000	$199,999,999	4% plus
Over or Equal to	$200,000,000	5%

As an example, if the Sale Price paid or payable as a result of any Sale Transaction were $40,000,000, the payment would be calculated as follows: 2% x $24,999,999 = $500,000, plus 3% x ($40,000,000 - $24,999,999 = $15,000,001) = $450,000 for a total of $950,000. For the purposes hereof, a "Sale Transaction" means (i) a sale by the Company, in one or more transactions, of all or substantially all its assets or (ii) a sale, in one or more transactions, pursuant to a tender-offer or offers or otherwise, of shares of the Company (being not less than a majority of the outstanding shares); and "Sale Price" means the aggregate price paid or payable by the purchaser for the assets (net of all liabilities) or shares of the Company, as the case may be. In the case of non-cash consideration forming part of the Sale Price, such consideration shall be valued in accordance with the opinion of an independent investment bank of national standing selected by you, with the fees for such opinion being payable by the Company.

13.0 Restriction against alienation

13.1 The Company agrees that without your consent it will not sell or otherwise dispose of or alienate all or substantially all of its assets to a third party or undertake any transaction that results in an entity other than the Company owning all or substantially all the Company's assets (such third party or other entity being herein referred to as the "Acquiree") unless the Acquiree provides assurances satisfactory to you that it will be bound by the provisions of section 12 above.

14.0 Expenses

14.1 The Company will be responsible for all of your reasonable expenses incurred in the course of performing services for ALRT as contemplated by this agreement and approved by the Compensation Committee of the Board of Directors. You agree to provide reasonable documentation with respect to any expenses for which reimbursement is claimed.

15.0 Dispute Resolution

15.1 In the event of any dispute between the Parties arising out of this Agreement or relating to the obligations arising under it either Party may request a meeting on not less than 14 days' notice in order to attempt to resolve any such dispute on an amicable basis. If, after 7 days from such meeting, or if a meeting has been requested but has not occurred due to the failure of the other Party to appear, either Party may take steps to cause the dispute to be submitted to binding arbitration before a single arbitrator pursuant to the Rules of the American Arbitration Association. Such arbitration shall be held, unless otherwise agreed, in New York City. Notwithstanding the foregoing a dispute relating solely to the quantum of any amount payable under section 3, expenses payable under section 2.1 or section 14 or commissions payable under section 11.1 shall be submitted, at the instance of either Party, to the Company's auditors for their opinion which shall be determinative of the issue.

16.0 General

16.1 The payments to be made by the Company to you pursuant to sections 10, 11 and 12 may be assigned by you, in whole or in part, conditionally or irrevocably, without the consent of the Company to a charitable trust of your choice.

16.2 In the event that any provision of this Agreement is declared to be void or invalid by a court or other adjudicative body of competent jurisdiction, the remaining provisions of the Agreement shall remain in full force and effect.

16.3 This Agreement is governed by and is to be construed according to the laws of the state of Nevada.

16.4 A waiver expressed or implied by ALRT of any default by you in the observance or performance of this Agreement does not constitute and is not to be construed as a waiver of any subsequent or other default.

16.5 No modification of this Agreement is valid unless made in writing and signed by both parties.

16.6 Time is of the essence of this Agreement

16.7 This Agreement supersedes any and all previous agreements between the Parties relating to the matters contained herein and, as and from the Effective Date, all such agreements are cancelled and are of no further effect.

We trust the terms of this letter are agreeable to you. We confirm that you have been provided the opportunity to obtain independent legal advice with respect to this Agreement. Please signify your acceptance of these terms by signing below. (As Amended)

Yours very truly

"Ken Robulak

Ken Robulak
ALR Technologies Inc.
Director and Chair of the Compensation Committee

The undersigned accepts and agrees to the terms of this Agreement as of the Effective Date and has executed this Agreement this 25 day of May, 2015 (As Amended)

"Sidney S.L. Chan"

Sidney S. L. Chan